Exhibit 99.1
Outlook
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is affected by macroeconomic uncertainties and higher inventory levels at a number of semiconductor companies that have made customers more cautious in their short term business outlook. Towards the end of the second quarter, the Company experienced some customers adjusting their orders as they took aggressive actions to reduce their inventory levels. Barring significant deterioration in the macroeconomic conditions, the Company believes that the current inventory adjustments represent a pause in the growth of its business. The Company’s optimism is based on the continuing robust outlook of customers, and the restraint in capacity additions and investments throughout the manufacturing supply chain of the semiconductor industry, and the Company’s broad engagement with market leaders in the communications, consumer and computer segments of the semiconductor industry. In terms of guidance for the third quarter of 2006, the Company expects revenue in the third quarter of 2006 will be approximately 2% to 7% lower than the second quarter of 2006, with US GAAP net income per diluted ADS of $0.06 to $0.11, including the impact of $0.02 per ADS for the expensing of share-based compensation and the impact of approximately $0.01 per ADS due to restructuring activities in the quarter.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our second quarter of 2006 ended on June 25, 2006, while our second quarter of 2005 ended on June 26, 2005. For ease of presentation, our second quarter of 2006 and 2005 have been presented as ending on June 30, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006
Net revenues	$264,346	$418,133	$498,492	$803,842
Cost of revenues	(228,541)	(331,327)	(438,289)	(640,443)

Gross profit	35,805	86,806	60,203	163,399

Operating expenses:
Selling, general and administrative	33,761	39,914	66,007	79,625
Research and development	6,536	7,909	12,478	14,882
Restructuring charges	—	—	830	—

Total operating expenses	40,297	47,823	79,315	94,507

Operating income (loss)	(4,492)	38,983	(19,112)	68,892

Non-operating income (expenses), net	(8,055)	(10,575)	(19,437)	(20,005)

Income (loss) before income taxes	(12,547)	28,408	(38,549)	48,887
Income tax expense	(1,159)	(7,211)	(2,298)	(13,129)

Income (loss) before minority interest	(13,706)	21,197	(40,847)	35,758
Minority interest	(1,357)	(3,177)	(1,335)	(5,722)

Net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036

Net income (loss) per ordinary share:
Basic	$(0.01)	$0.01	$(0.02)	$0.02
Diluted	$(0.01)	$0.01	$(0.02)	$0.01

Net income (loss) per ADS:
Basic	$(0.08)	$0.09	$(0.22)	$0.15
Diluted	$(0.08)	$0.09	$(0.22)	$0.14

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,954,500	1,988,133	1,951,440	1,984,671
Diluted	1,954,500	2,158,312	1,951,440	2,156,948

ADS (in thousands) used in per ADS calculation:
Basic	195,450	198,813	195,144	198,467
Diluted	195,450	215,831	195,144	215,695

Key Ratios and Information:
Gross Margin	13.5%	20.8%	12.1%	20.3%
Operating Expenses as a % of Revenue	15.2%	11.5%	15.9%	11.7%
Operating Margin	-1.7%	9.3%	-3.8%	8.6%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$64,099	$72,036	$125,269	$141,556
Capital Expenditures	$53,392	$112,453	$70,539	$245,307

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,629	$—	$3,143
Selling, general and administrative	—	763	—	3,233
Research and development	—	391	—	852

	$—	$2,783	$—	$7,228

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	June 30,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,368	$155,788
Accounts receivable, net	240,990	292,939
Inventories	79,483	111,900
Other current assets	44,873	68,621

Total current assets	607,714	629,248

Marketable securities	17,803	17,234
Property, plant and equipment, net	1,107,031	1,211,347
Investment in equity investee	—	10,154
Goodwill and intangible assets	595,405	569,411
Other non-current assets	65,429	80,771

Total assets	$2,393,382	$2,518,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$215,483	$251,669
Other current liabilities	99,229	116,238
Short-term debts	42,633	79,881

Total current liabilities	357,345	447,788
Long-term debts	779,105	756,604
Other non-current liabilities	66,611	74,024

Total liabilities	1,203,061	1,278,416

Minority interest	48,669	53,562

Shareholders’ equity	1,141,652	1,186,187

Total liabilities and shareholders’ equity	$2,393,382	$2,518,165

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	2Q 2005	1Q 2006	2Q 2006
Net Revenues by Product Line
Packaging — array	47.2%	54.6%	55.3%
Packaging — leaded	24.7%	18.6%	18.4%
Test and other services	28.1%	26.8%	26.3%

	100.0%	100.0%	100.0%

Net Revenues by End User Segment
Communications	52.7%	55.4%	57.3%
Personal Computers	24.7%	20.2%	19.1%
Consumer, Multi-applications and Others	22.6%	24.4%	23.6%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	79.2%	73.1%	72.3%
Europe	2.4%	2.9%	2.9%
Asia	18.4%	24.0%	24.8%

	100.0%	100.0%	100.0%

Number of Testers	891	974	996
Number of Wirebonders	3,059	3,677	3,801

Overall Equipment Utilization Rate	71%	76%	77%